Exhibit 99.2

Condensed Consolidated Interim Financial Statements of

(Unaudited)

neptune WELLNESS SOLUTIONS inc.

For the three and nine-month periods ended December 31, 2021 and 2020 neptune WELLNESS SOLUTIONS inc.

Condensed Consolidated Interim Financial Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

Financial Statements

Condensed Consolidated Interim Statements of Financial Position	1
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss	2
Condensed Consolidated Interim Statements of Changes in Equity	3
Condensed Consolidated Interim Statements of Cash Flows	5
Notes to Condensed Consolidated Interim Financial Statements	6

neptune wellness solutions inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

	As at	As at
	December 31, 2021	March 31, 2021
Assets

Current assets:
Cash and cash equivalents	$16,628,529	$75,167,100
Short-term investment	24,078	24,050
Trade and other receivables	11,575,036	10,887,748
Prepaid expenses	6,717,289	4,631,422
Inventories (note 4)	22,365,421	21,754,147
	57,310,353	112,464,467

Property, plant and equipment (note 5)	42,694,704	46,913,688
Right-of-use assets	2,805,208	3,541,147
Intangible assets (note 6)	30,374,370	32,606,969
Goodwill (note 6)	32,112,223	31,974,526
Asset related to warrants (note 7)	655,088	—
Other financial assets (note 13)	6,935,606	7,243,774
Total assets	$172,887,552	$234,744,571

Liabilities and Equity

Current liabilities:
Trade and other payables	$30,690,536	$24,975,764
Lease liabilities	464,852	288,947
Deferred revenues	212,060	2,499,376
Provisions (note 9)	1,434,489	2,820,995
	32,801,937	30,585,082

Lease liabilities	3,017,158	3,626,574
Liability related to warrants (note 7)	—	9,879,980
Loans and borrowings (note 8)	14,425,126	14,211,339
Other liability	626,795	2,258,449
Total liabilities	50,871,016	60,561,424

Equity:
Share capital (note 10)	387,940,705	379,643,670
Warrants (note 10 (f))	23,918,210	23,947,111
Contributed surplus	70,250,746	71,991,328
Accumulated other comprehensive income	945,553	1,202,409
Deficit	(383,272,779)	(330,681,375)
Total equity attributable to equity holders of the Corporation	99,782,435	146,103,143

Non-controlling interest (note 11)	22,234,101	28,080,004
Total equity attributable to non-controlling interest	22,234,101	28,080,004
Total equity	122,016,536	174,183,147

Commitments and contingencies (note 14)
Total liabilities and equity	$172,887,552	$234,744,571

See accompanying notes to the condensed consolidated interim financial statements.

On behalf of the Board:

/s/ John Moretz	/s/ Michael Cammarata
John Moretz	Michael Cammarata
Chairman of the Board	President and CEO

NEPTUNE wellness solutions INC.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

	Three-month periods ended		Nine-month periods ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
		(Restated)¹		(Restated)¹
Revenue from sales and services	$18,072,543	$2,768,636	$45,606,211	$38,771,713
Royalty revenues	347,923	523,096	876,242	1,217,743
Other revenues	25,410	28,579	76,524	52,815
Total revenues (note 15)	18,445,876	3,320,311	46,558,977	40,042,271

Cost of sales other than loss on inventories, net of subsidies of nil and $1,604,814 (2020 - $875,559 and $875,559 )	(16,397,778)	(5,915,536)	(45,115,244)	(44,053,914)
Impairment loss on inventories (note 4)	—	(7,390,940)	(3,743,619)	(7,390,940)
Total Cost of Sales	(16,397,778)	(13,306,476)	(48,858,863)	(51,444,854)
Gross profit	2,048,098	(9,986,165)	(2,299,886)	(11,402,583)

Research and development expenses, net of tax credits and grants of ($168,526) and nil (2020 - nil and $16,227 )	(312,131)	(436,307)	(562,089)	(1,437,376)
Selling, general and administrative expenses, net of subsidies of nil and $675,905 (2020 - $913,987 and $913,987 )	(22,869,010)	(31,580,722)	(61,057,841)	(62,869,456)
Impairment loss related to property, plant and equipment (note 5)	—	(1,998,497)	(3,004,131)	(1,998,497)
Impairment loss related to right-of-use assets	—	(142,345)	—	(142,345)
Impairment loss related to goodwill (note 6)	—	(35,567,246)	—	(35,567,246)
Net gain on sale of assets	8,109	—	8,109	—
Loss from operating activities	(21,124,934)	(79,711,282)	(66,915,838)	(113,417,503)

Finance income	3,733	18,255	12,868	49,314
Finance costs	(458,444)	(821,180)	(1,474,752)	(1,111,539)
Foreign exchange gain (loss)	(750,186)	(1,558,231)	(483,349)	(3,842,024)
Revaluation of derivatives - gain (note 7 and 13)	1,388,593	5,366,395	10,347,186	5,366,395
	183,696	3,005,239	8,401,953	462,146
Loss before income taxes	(20,941,238)	(76,706,043)	(58,513,885)	(112,955,357)

Income tax recovery (expense)	—	1,828,930	(14,860)	4,690,040
Net loss	(20,941,238)	(74,877,113)	(58,528,745)	(108,265,317)

Other comprehensive income
Unrealized gains (losses) on investments	(22,515)	247,974	(134,390)	(12,026)
Net change in unrealized foreign currency gains and losses on translation of net investments in foreign operations	(59,961)	(1,773,253)	(31,028)	(4,379,886)
Total other comprehensive loss	(82,476)	(1,525,279)	(165,418)	(4,391,912)

Total comprehensive loss	$(21,023,714)	$(76,402,392)	$(58,694,163)	$(112,657,229)

Net loss attributable to:
Equity holders of the Corporation	$(18,658,181)	$(74,877,113)	$(52,591,404)	$(108,265,317)
Non-controlling interest (note 11)	(2,283,057)	—	(5,937,341)	—
Net loss	$(20,941,238)	$(74,877,113)	$(58,528,745)	$(108,265,317)

Total comprehensive loss attributable to:
Equity holders of the Corporation	$(18,656,949)	$(76,402,392)	$(52,848,260)	$(112,657,229)
Non-controlling interest (note 11)	(2,366,765)	—	(5,845,903)	—
Total comprehensive loss	$(21,023,714)	$(76,402,392)	$(58,694,163)	$(112,657,229)

Basic and diluted loss per share attributable to:
Equity holders of the Corporation	$(0.11)	$(0.59)	$(0.32)	$(0.96)
Non-controlling interest	$(0.01)	$—	$(0.04)	$—

Basic and diluted weighted average number of common shares	167,341,647	126,348,943	166,801,668	113,168,067

(1)
The condensed consolidated statement of loss and comprehensive loss was restated in these interim statements for the three and nine-month periods ended December 31, 2020 from the originally filed statement (see note 17).

See accompanying notes to the condensed consolidated interim financial statements.

NEPTUNE wellness solutions INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

	Attributable to equity holders of the Corporation
					Accumulated
					other comprehensive
	Share Capital				income
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cumulative translation account	Deficit	Equity attributable to non-controlling interest	Total
Balance as at September 30, 2021	167,269,729	$386,587,392	$23,952,883	$70,389,769	$2,158,901	$(1,214,580)	$(364,614,598)	$24,600,866	$141,860,633

Net loss for the period	—	—	—	—	—	—	(18,658,181)	(2,283,057)	(20,941,238)
Other comprehensive income (loss) for the period	—	—	—	—	(22,515)	23,747	—	(83,708)	(82,476)
Total comprehensive income (loss) for the period	—	—	—	—	(22,515)	23,747	(18,658,181)	(2,366,765)	(21,023,714)

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 12)	—	—	—	1,215,025	—	—	—	—	1,215,025
Warrants in exchange of services rendered by non-employees (note 10 (f))	—	—	(34,673)	—	—	—	—	—	(34,673)
RSUs released, net of withholding taxes (notes 10 (d) and 12 (b)(ii))	141,516	1,353,313	—	(1,354,048)	—	—	—	—	(735)
Total contributions by and distribution to equity holders	141,516	1,353,313	(34,673)	(139,023)	—	—	—	—	1,179,617

Balance as at December 31, 2021	167,411,245	$387,940,705	$23,918,210	$70,250,746	$2,136,386	$(1,190,833)	$(383,272,779)	$22,234,101	$122,016,536

NEPTUNE wellness solutions INC.

Condensed Consolidated Interim Statements of Changes in Equity, Continued

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

	Attributable to equity holders of the Corporation
					Accumulated
					other comprehensive
	Share Capital				income
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cumulative translation account	Deficit	Equity attributable to non-controlling interest	Total
Balance as at March 31, 2021	165,622,944	$379,643,670	$23,947,111	$71,991,328	$2,270,776	$(1,068,367)	$(330,681,375)	$28,080,004	$174,183,147

Net loss for the period	—	—	—	—	—	—	(52,591,404)	(5,937,341)	(58,528,745)
Other comprehensive income (loss) for the period	—	—	—	—	(134,390)	(122,466)	—	91,438	(165,418)
Total comprehensive income (loss) for the period	—	—	—	—	(134,390)	(122,466)	(52,591,404)	(5,845,903)	(58,694,163)

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 12)	—	—	—	7,769,841	—	—	—	—	7,769,841
Warrants in exchange of services rendered by non-employees (note 10 (f))	—	—	(28,901)	—	—	—	—	—	(28,901)
RSUs released, net of withholding taxes (notes 10 (d) and 12 (b)(ii))	1,788,301	8,297,035	—	(9,510,423)	—	—	—	—	(1,213,388)
Total contributions by and distribution to equity holders	1,788,301	8,297,035	(28,901)	(1,740,582)	—	—	—	—	6,527,552

Balance as at December 31, 2021	167,411,245	$387,940,705	$23,918,210	$70,250,746	$2,136,386	$(1,190,833)	$(383,272,779)	$22,234,101	$122,016,536

See accompanying notes to condensed consolidated financial statements.

NEPTUNE wellness solutions INC.

Condensed Consolidated Interim Statements of Changes in Equity, Continued

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

	Attributable to equity holders of the Corporation
					Accumulated
					other comprehensive
	Share Capital				income
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cumulative translation account	Deficit (Restated)¹	Equity attributable to non-controlling interest	Total (Restated)¹
Balance as at September 30, 2020	112,559,537	$257,528,865	$22,014,403	$70,641,663	$1,818,497	$832,246	$(196,922,830)	$—	$155,912,844

Net loss for the period (note 17)	—	—	—	—	—	—	(74,877,113)	—	(74,877,113)
Other comprehensive income (loss) for the period	—	—	—	—	247,974	(1,773,253)	—	—	(1,525,279)
Total comprehensive income (loss) for the period	—	—	—	—	247,974	(1,773,253)	(74,877,113)	—	(76,402,392)

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 12)	—	—	—	3,576,872	—	—	—	—	3,576,872
Warrants in exchange of services rendered by non-employees (note 10 (f))	—	—	1,694,981	—	—	—	—	—	1,694,981
Share options exercised (notes 10 (b))	637,670	2,250,408	—	(1,093,132)	—	—	—	—	1,157,276
RSUs released, net of withholding taxes (notes 10 (d) and 12 (b)(ii))	191,488	1,507,088	—	(1,805,617)	—	—	—	—	(298,529)
Private Placement, net of issuance costs (note 10 (i))	16,203,700	32,449,118	—	—	—	—	—	—	32,449,118
Total contributions by and distribution to equity holders	17,032,858	36,206,614	1,694,981	678,123	—	—	—	—	38,579,718

Balance as at December 31, 2020	129,592,395	$293,735,479	$23,709,384	$71,319,786	$2,066,471	$(941,007)	$(271,799,943)	$—	$118,090,170

See accompanying notes to condensed consolidated financial statements.

1The condensed consolidated statement of changes in equity was restated in these interim statements for the three-month periods ended December 31, 2020 from the originally filed statement (see note 17).

NEPTUNE wellness solutions INC.

Condensed Consolidated Interim Statements of Changes in Equity, Continued

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

	Attributable to equity holders of the Corporation
					Accumulated
					other comprehensive
	Share Capital				income
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cumulative translation account	Deficit (Restated)¹	Equity attributable to non-controlling interest	Total (Restated)¹
Balance as at March 31, 2020	99,338,135	$213,876,454	$18,597,776	$69,173,313	$2,078,497	$3,438,879	$(163,534,626)	$—	$143,630,293

Net loss for the period (note 17)	—	—	—	—	—	—	(108,265,317)	—	(108,265,317)
Other comprehensive income (loss) for the period	—	—	—	—	(12,026)	(4,379,886)	—	—	(4,391,912)
Total comprehensive income (loss) for the period	—	—	—	—	(12,026)	(4,379,886)	(108,265,317)	—	(112,657,229)

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 12)	—	—	—	9,728,839	—	—	—	—	9,728,839
Warrants in exchange of services rendered by non-employees (note 10 (f))	—	—	5,111,608	—	—	—	—	—	5,111,608
Share options exercised (notes 10 (b))	3,391,105	9,771,425	—	(3,334,207)	—	—	—	—	6,437,218
DSUs released (notes 10 (c) and 12 (b)(i))	13,641	62,499	—	(62,499)	—	—	—	—	—
RSUs released, net of withholding taxes (notes 10 (d) and 12 (b)(ii))	430,848	3,234,714	—	(4,061,079)	—	—	—	—	(826,365)
Restricted shares issued (note 10 (e))	29,733	124,581	—	(124,581)	—	—	—	—	—
At-The-Market Offering, net of issuance costs (note 10 (g))	5,411,649	18,210,042	—	—	—	—	—	—	18,210,042
Direct Offering, net of issuance costs (note 10 (h))	4,773,584	16,006,646	—	—	—	—	—	—	16,006,646
Private Placement, net of issuance costs (note 10 (i))	16,203,700	32,449,118	—	—	—	—	—	—	32,449,118
Total contributions by and distribution to equity holders	30,254,260	79,859,025	5,111,608	2,146,473	—	—	—	—	87,117,106

Balance as at December 31, 2020	129,592,395	$293,735,479	$23,709,384	$71,319,786	$2,066,471	$(941,007)	$(271,799,943)	$—	$118,090,170

See accompanying notes to condensed consolidated financial statements.

1The condensed consolidated statement of changes in equity was restated in these interim statements for the nine-month periods ended December 31, 2020 from the originally filed statement (see note 17).

neptune wellness solutions inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

	Three-month periods ended		Nine-month periods ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
		(Restated)¹		(Restated)¹
Cash flows used in operating activities:
Net loss for the period	$(20,941,238)	$(74,877,113)	$(58,528,745)	$(108,265,317)
Adjustments:
Depreciation of property, plant and equipment	912,192	929,394	2,668,670	2,748,680
Amortization of right-of-use assets	177,487	103,499	747,767	312,659
Amortization of intangible assets	834,428	15,735,242	3,043,812	19,257,094
Impairment loss on goodwill (note 6)	—	35,567,246	—	35,567,246
Stock-based compensation (note 12)	1,214,290	3,576,872	7,769,106	9,728,839
Impairment loss on inventories (note 4)	—	7,390,940	3,743,619	7,390,940
Expected credit losses	—	(564,272)	2,472,194	—
Non-employee compensation related to warrants (note 10 (f))	(34,673)	1,694,981	(28,901)	5,111,608
Net finance expense	454,711	(5,286,892)	1,461,884	(5,027,592)
Unrealized foreign exchange (gain) loss	(592,488)	(3,897,135)	13,204	(2,989,152)
Revaluation of derivatives	(1,388,593)	5,366,395	(10,347,186)	5,366,395
Impairment loss on property, plant and equipment (note 5)	—	1,998,497	3,004,131	1,998,497
Impairment loss on right-of-use assets	—	142,345	—	142,345
Income taxes expense (recovery)	—	(1,828,930)	14,860	(4,690,040)
Net loss from sale of property, plant and equipment	—	—	—	(3,484)
	(19,363,884)	(13,948,931)	(43,965,585)	(33,351,282)
Changes in operating assets and liabilities	7,122,134	(4,568,948)	(9,322,820)	(26,830,658)
Income taxes paid	—	—	(14,860)	—
	(12,241,750)	(18,517,879)	(53,303,265)	(60,181,940)
Cash flows used in investing activities:
Maturity of previously restricted short-term investments	—	192	—	12,192
Interest received	824	18,255	9,740	49,314
Acquisition of property, plant and equipment	(640,148)	(2,809,694)	(1,293,106)	(6,099,527)
Acquisition of intangible assets	—	(191,254)	(542,450)	(304,556)
Sales of Acasti shares (note 13)	55,610	307,974	55,610	307,974
	(583,714)	(2,674,527)	(1,770,206)	(6,034,603)
Cash flows from financing activities:
Payment of lease liabilities	(115,295)	(96,085)	(295,861)	(318,722)
Interest paid	(714,782)	(95,126)	(1,201,252)	(321,586)
Withholding taxes paid pursuant to the settlement of non-treasury RSUs	—	(103,058)	(1,213,388)	(630,894)
Proceeds from the issuance of shares through an At-The-Market Offering (note 10 (g))	—	—	—	19,045,446
Proceeds from the issuance of shares through a Direct Offering (note 10 (h))	—	—	—	17,089,372
Proceeds from the issuance of shares and warrants through a Private Placement (note 10 (i))	—	45,997,000	—	45,997,000
Issuance of shares and warrants costs (note 10 (g))	—	(2,606,860)	—	(4,524,990)
Proceeds from exercise of options (note 10 (b))	—	1,157,276	—	6,437,218
	(830,077)	44,253,147	(2,710,501)	82,772,844
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	(552,693)	55,927	(754,599)	(927,680)
Net increase (decrease) in cash and cash equivalents	(14,208,234)	23,116,668	(58,538,571)	15,628,621
Cash and cash equivalents, beginning of period	30,836,763	9,089,029	75,167,100	16,577,076
Cash and cash equivalents as at December 31, 2021 and 2020	$16,628,529	$32,205,697	$16,628,529	$32,205,697

Cash and cash equivalents is comprised of:
Cash	$16,628,529	$32,205,697	$16,628,529	$32,205,697

(1) The condensed consolidated statement of cash flows was restated in the interim statements as of and for the three and nine-month periods ended December 31, 2020 from the originally filed statement (see note 17).

See accompanying notes to condensed consolidated financial statements.

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

1. Reporting entity:

Neptune Wellness Solutions Inc. (the "Corporation" or "Neptune") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 100-545 Promenade du Centropolis, Laval, Québec, with a 50,000 square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina. The condensed consolidated interim financial statements of the Corporation comprise the Corporation and its subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga"), SugarLeaf Labs, Inc. ("SugarLeaf"), 9354-7537 Québec Inc., Neptune Holding USA, Inc., Neptune Health & Wellness Innovation, Inc., Neptune Forest, Inc., Neptune Care, Inc. (formerly known as Neptune Ocean, Inc.), Neptune Growth Ventures, Inc., 9418-1252 Québec Inc., Neptune Wellness Brands Canada, Inc. and Sprout Foods, Inc. (“Sprout”).

Neptune is a diversified and fully integrated health and wellness company. Through its flagship consumer-facing brands, Neptune Wellness, Forest Remedies™, Biodroga, MaxSimil®, MoodRing™, PanHash™, Sprout®, Nosh® and NurturMe®, Neptune is redefining health and wellness by building a broad portfolio of natural, plant-based, sustainable and purpose-driven lifestyle brands and consumer packaged goods products in key health and wellness markets, including cannabis, hemp, nutraceuticals, organic baby food, personal care and home care.

2. Basis of preparation:

(a) Going concern:

These condensed interim consolidated financial statements have been prepared on a going concern basis, which presumes that the Corporation will continue realizing its assets and discharging its liabilities in the normal course of business for the foreseeable future. For the nine-month period ended December 31, 2021, the Corporation incurred a net loss of $58.5 million and negative cash flows from operations of $53.3 million, and had an accumulated deficit of $383.3 million as at December 31, 2021. The Company currently has no committed sources of financing available. These conditions indicate the existence of a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern.

The Corporation’s business plan is dependent upon, amongst other things, its ability to achieve and maintain profitability, and/or continue to obtain adequate ongoing debt and/or equity financing with creditors, officers, directors and stakeholders to finance operations within and beyond the next twelve months.

While the Corporation has limited debt, all of which is subordinated, assets available for financing include real estate, accounts receivable and inventories. While the Corporation has been successful in obtaining financing from public issuances, private placements, and related parties in the past, there is no certainty as to future financings. Going forward, the Corporation will likely seek additional financing in various forms as part of its plan to have the right funding structure in place to support its growth trajectory and path to profitability.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the going concern basis not be valid. These adjustments could be material.

(b) Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements, except as otherwise disclosed in note 3. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended March 31, 2021.

The condensed consolidated interim financial statements were approved by the Board of Directors on February 9, 2022.

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

(c) Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for the following:

• Share-based compensation transactions which are measured pursuant to IFRS 2, Share-based payment;

• Initial measurement of assets and liabilities acquired in a business combination and the related contingent consideration, which are generally measured at fair value; and

• Certain financial assets and liabilities which are measured at fair value (note 13).

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

• Level 1: defined as observable inputs such as quoted prices in active markets.

• Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

• Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

(d) Functional and presentation currency:

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the functional currency of the parent company.

(e) Use of estimates and judgments:

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated financial statements include the following:

• Assessing if the Corporation has control of Sprout: upon the acquisition of 50.1% of the outstanding equity of Sprout, Neptune assessed whether it controls Sprout through its exposure and rights to variable returns from its involvement with Sprout and has the ability to affect those returns through its power over Sprout. The former controlling shareholder retained a participation of 39.7% and is the minority representative through the execution of their voting power as long as it holds more than half of its current investment. Based on the contractual terms of the acquisition agreement, the Corporation assessed that the voting rights in Sprout, in combination with its majority representation on the Board of Directors, are the dominant factors in deciding who controls Sprout. Therefore, Sprout is consolidated in the Corporation’s condensed consolidated interim financial statements;

•
Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation (notes 14);
•
Assessing if performance criteria on options and DSUs will be achieved in recognizing the stock-based compensation expense (note 12);
•
Assessing the fair value of services rendered in exchange of warrants (note 10 (f));
•
Assessing the recognition period to be used in recording stock-based compensation that is based on market and non-market conditions, as well as bonuses that are based on achievement of market capitalization targets (notes 10 and 12);

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

•
The Corporation recognizes revenue from the sale of goods in the course of ordinary activities at a point in time when control of the assets is transferred to the customer. The Corporation must assess whether promises made to customers represent distinct performance obligations, the appropriate measure of the transfer of control and when the transfer of control has occurred. In addition, the Corporation may also be involved with other parties, including suppliers of products, in providing goods or services to a customer when it enters into revenue transactions for the sale of products that it does not manufacture, and in these instances, must determine whether it is a principal in these transactions. The assessment of terms and conditions in contracts which may impact revenue recognition can require significant judgment, particularly when contracts include non-standard terms.
•
Assessing the recoverable amount of long-lived assets subject to impairment (notes 5 and 6).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•
Estimating the recoverable amount of non-financial assets;

• Estimating the lease term of contracts with extension options and termination options;

•
Estimating the revenue from contracts with customers subject to variable consideration. For the three-month and nine-month periods ended December 31, 2021, Management revised the estimate of provisions for returns for the cannabis revenues as a result of new information and experience with sales returns. The impact of the revised estimate for the three-month and nine-month periods ended December 31, 2021 is a reduction of the provision of $1.1 million and an increase in revenue from sales and services;

• Estimating the fair value of bonus and options that are based on market and non-market conditions (notes 10 and 12);

• Estimating the fair value of the identifiable assets acquired, liabilities assumed, and consideration transferred of the acquired business, including the related contingent consideration and Call Option; and

•
Estimating the litigation provision as it depends upon the outcome of proceedings (note 14).

3. Significant accounting policies:

The accounting policies and basis of measurement applied in these condensed consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2021.

In April 2021, the IFRS Interpretations Committee published an agenda decision clarifying how to recognize certain configuration and customization expenditures related to cloud computing. As a result of this decision, previously capitalized implementation costs of cloud computing arrangements are expensed in the period they are incurred. The Corporation applied this new policy for the first time in its interim financial statements for the six-month period ended September 30, 2021. In accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, the impact of this new accounting policy is reflected in the first period presented in the financial statement and is applied retrospectively. For the three-month period ended June 30, 2021, the impact of this interpretation is an increase in the Company’s expenses included in deficit and a decrease in intangibles in the amount of $650,175 at June 30, 2021. This adjustment is included in the nine-month period in the interim condensed consolidated Statements of Loss and Comprehensive Loss. The interim financial statements for the three-month period ended June 30, 2021 are not being adjusted and refiled; rather the comparatives will be adjusted with the filing of the interim financial statements for the period ended June 30, 2022.

No other new standards and interpretations were adopted during the three and nine-month periods ended December 31, 2021.

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

(a)
Basis of consolidation:

Subsidiaries

The Corporation’s subsidiaries and their jurisdiction of incorporation are as follows:

Subsidiary	Ownership %	Jurisdiction of Incorporation
Biodroga Nutraceuticals Inc.	100.0%	Quebec
SugarLeaf Labs, Inc.	100.0%	Delaware (with a Certificate of Authority to operate in North Carolina)
Neptune Holding USA, Inc.	100.0%	Delaware
9354-7537 Québec Inc.	100.0%	Quebec
Neptune Health and Wellness Innovation, Inc.	100.0%	Delaware
Neptune Forest, Inc.	100.0%	Delaware
Neptune Care, Inc. (formerly known as Neptune Ocean, Inc.)	100.0%	Delaware
Neptune Growth Ventures, Inc.	100.0%	Delaware
9418-1252 Québec Inc.	100.0%	Quebec
Neptune Wellness Brands Canada, Inc.	100.0%	Quebec
Sprout Foods, Inc.	50.1%	Delaware

4. Inventories:

	December 31, 2021	March 31, 2021

Raw materials	$11,104,536	$8,690,034
Work in progress	2,776,305	7,427,829
Finished goods	8,474,711	4,340,630
Supplies and spare parts	9,869	1,295,654
	$22,365,421	$21,754,147

Cost of sales for the three-month period ended December 31, 2021 included inventory costs of $13,065,845 (2020 - $6,693,257). As for the nine-month period ended December 31, 2021, cost of sales included inventory costs of $41,134,996 (2020 - $44,208,843).

In addition, in the three and nine-month periods ended December 31, 2021, inventories have been reduced by nil and $3,743,619 respectively (2020 – $7,390,940 for both periods) as a result of a write-down to their net realizable value, which is included in total cost of sales.

5. Property, plant and equipment:

For the three and nine-month periods ended December 31, 2021, property, plant and equipment has been reduced by nil and $3,004,131 respectively (2020 – 1,998,497 for both periods) as a result of an impairment.

6. Intangible assets and goodwill:

During the quarter ended December 31, 2020, the downturn in oil prices for cannabis persisted (as was the case for March 2020), and the commercial viability of the SugarLeaf cash generating unit ("CGU") was reviewed. Management noted that the customers for which a customer relationship intangible asset was acquired with the SugarLeaf CGU had ceased placing orders and there were minimal active business relationships with these customers. As the CGU is no longer viable given declining pricing and demand, the Corporation will not benefit from these relationships and thus decided to take accelerated amortization for this intangible asset, in the amount of $7,673,486 during the three and nine-month periods ended December 31, 2020.

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

Also, Neptune was not producing or selling any products resulting from the farmer relationships acquired with the SugarLeaf CGU. Furthermore, SugarLeaf did not have any contracts with customers and there was no commercial viability to these supplier relationships with the farmers. Neptune will not realize future economic benefits from these relationships and thus, Management decided to take accelerated amortization for this intangible asset, in the amount of $6,279,833 during the three and nine-month periods ended December 31, 2020.

Amortization charges are recorded in selling, general and administrative expenses.

As a result of the above events, Management determined there was an impairment indicator during the quarter ended December 31, 2020. The recoverable amount of SugarLeaf was estimated using the greater of the fair value less cost of disposal (“FVLCD”) and value-in-use (“VIU”) methodologies. A recoverable amount was determined for the SugarLeaf CGU, based on a FVLCD of USD$5.9 million. Consequently, Neptune recorded an impairment loss on goodwill in the amount of $35,567,246 during the three and nine-month periods ended December 31, 2020.

The remaining excess of carrying value of the SugarLeaf CGU over its FVLCD was allocated on a pro-rata basis to the other assets of the CGU resulting in impairment charges of $1,998,497 and $142,345 for property, plant and equipment and right-of-use assets respectively for the three-month and nine-month periods ended December 31, 2020.

FVLCD was determined using the market approach using Level 3 inputs. Key assumptions used in determining the FVLCD were the revenue of the SugarLeaf CGU and revenue multiples derived from comparable company transactions

7. Asset (liability) related to warrants:

During the year ended March 31, 2021, the Corporation issued warrants as part of financing arrangements which are exercisable for a variable number of shares due to having an exercise price in USD and therefore are classified as liabilities rather than equity.

On October 22, 2020, Neptune issued a total of 10,532,401 warrants (“Warrants 2020”) with an exercise price of US$2.25 expiring on October 22, 2025. The warrants, issued as part of the Private Placement entered into on October 20, 2020 (see note 10 (i)), are exercisable beginning anytime on or after April 22, 2021 until October 22, 2025. Proceeds were allocated between common shares and warrants by applying a relative fair value approach, with fair value of the warrants determined using the Black-Scholes model, resulting in an initial warrant liability of $11,620,307. The difference between the fair value of the warrants and their allocated amount was a discount of $3,927,997, which is being amortized on a straight-line basis over the five-year term of the warrants. Warrants are revalued each period-end at fair value through profit and loss. The change in fair value of this warrant liability for the nine-month period ended December 31, 2021 was a decrease of $6,621,837 (2020 - a decrease of $5,515,696), resulting in a warrant asset. The warrant is an asset position due to the initial difference between the fair value of the warrants and their allocated amount. An amortization charge of $557,180 (2020 - $149,301) related to the initial discount was recorded under revaluation of derivatives and a gain on foreign exchange of $18,782 represents the rest of the variation for the same period (2020 – gain of $195,925). As for the quarter ended December 31, 2021, the change in fair value of this liability amounted to a decrease of $1,298,000 (2020 – $5,515,696), the amortization charge to $188,260 (2020 – $149,301) and the loss on foreign exchange to $7,157 (2020 – gain of $195,925).

On February 19, 2021, the Corporation issued 6,875,000 warrants (“Warrants 2021”) with an exercise price of US$2.25 expiring on August 19, 2026. The warrants, issued as part of a Registered Direct Offering entered into on February 17, 2021 (see note 10 (f)(ii)), are exercisable beginning anytime on or after August 19, 2021 until August 19, 2026. Proceeds were allocated between common shares and warrants by applying a relative fair value approach, with fair value of the warrants determined using the Black-Scholes model, resulting in an initial warrant liability of $8,163,181. The difference between the fair value of the warrants and their allocated amount was a premium of $168,607, which is being amortized on a straight-line basis over the 5.5-year term of the warrants. Warrants are revalued each period-end at fair value through profit and loss. The change in fair value of this warrant liability for the nine-month period ended December 31, 2021 was a decrease of $4,439,240 (2020 - nil). An amortization recovery of $22,685 (2020 - nil) related to the initial premium was recorded under revaluation of derivatives and a loss on foreign exchange of $10,296 represents the rest of the variation for the same period (2020 – nil). As for the quarter ended December 31, 2021, the change in fair value of this liability amounted to a decrease of $766,711 (2020 – nil), the amortization recovery to $7,944 (2020 – nil) and the loss on foreign exchange to $8,466 (2020 – nil).

The activities on the Corporation’s warrants for the nine-month period ended December 31, 2021 and the year ended March 31, 2021 were as follows:

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

	December 31, 2021		March 31, 2021
	Weighted		Weighted
	average		average
	exercise price	Number of	exercise price	Number of
	(in USD)	warrants	(in USD)	warrants

Warrants outstanding at April 1, 2021 and 2020	$2.25	17,407,401	$—	—
Issued	—	—	2.25	17,407,401
Warrants outstanding at December 31, 2021 and March 31, 2021	$2.25	17,407,401	$2.25	17,407,401

Warrants exercisable at December 31, 2021 and March 31, 2021	$2.25	17,407,401	$—	—

Changes in the value of the liability related to the warrants for the nine-month period ended December 31, 2021 were as follows:

	Warrants	Amount

Outstanding as at March 31, 2021	17,407,401	$9,879,980

Amortization of the discount or premium on warrants issued		534,495
Revaluation		(11,061,077)
Movements in exchange rates		(8,486)

Outstanding as at December 31, 2021	17,407,401	$(655,088)

The following assumptions were used in the Black & Scholes evaluation model for determining the fair value of the Warrants 2020 granted:

	December 31, 2021	March 31, 2021

Exercise price (in US dollars)	$2.25	$2.25
Dividend yield	0.00%	0.00%
Risk-free interest	1.10%	0.80%
Remaining contractual life (years)	3.81	4.57
Expected volatility	80.4%	76.1%

The following assumptions were used in the Black & Scholes evaluation model for determining the fair value of the Warrants 2021 granted:

	December 31, 2021	March 31, 2021

Exercise price (in US dollars)	$2.25	$2.25
Dividend yield	0.00%	0.00%
Risk-free interest	1.22%	1.01%
Remaining contractual life (years)	4.64	5.39
Expected volatility	79.2%	72.0%

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

The expected volatility is based on the historical volatility of the Corporation’s shares for a period that corresponds to the remaining contractual life of the warrants. The risk-free interest rate is the yield on various zero-coupon bonds issued by the Government of Canada with terms that correspond to the remaining contractual life of the warrants.

The following table provides the relevant information on the outstanding warrants as at December 31, 2021:

			Exercise price
Reference	Date of issuance	Number of warrants	(in USD)	Expiry date

Warrants 2020	October 22, 2020	10,532,401	$2.25	October 22, 2025
Warrants 2021	February 19, 2021	6,875,000	$2.25	August 19, 2026
		17,407,401	$2.25

8. Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s loans and borrowings, which are measured at amortized cost.

	December 31, 2021	March 31, 2021

Loans and borrowings:
Promissory note of US$10,000,000 issued by Sprout on February 10, 2021, guaranteed by the Corporation and secured through a first-ranking mortgage on all movable assets of Sprout current and future, corporeal and incorporeal, and tangible and intangible. The outstanding principal balance bears interest at the rate of 10.0% per annum, payable quarterly in arrears on the last day of each fiscal quarter during the term, commencing March 31, 2021. The principal is payable on February 1, 2024.	14,425,126	14,211,339

	14,425,126	14,211,339
Less current portion of loans and borrowings	—	—
Loans and borrowings	$14,425,126	$14,211,339

During the three and nine-month periods ended December 31, 2021, interest expense of $302,928 and $945,580 respectively (2020 - $33,122 and $98,742) were recognized on loans and borrowings.

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

9. Provisions

(a) During the year ended March 31, 2019, the Corporation received a judgment from the Superior Court of Québec (the “Court”) in respect of certain royalty payments alleged to be owed and owing to a former chief executive officer of the Corporation (the “Former CEO”) pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and the Former CEO (the “Royalty Agreement”). The Corporation appealed the judgment which was dismissed by the Court of Appeal of Québec in February 2021. Under the terms of the Royalty Agreement and as maintained by the court, annual royalties of 1% of the sales and other revenue made by the Corporation on a consolidated basis are payable by the Corporation to a Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have a loss before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

As of December 31, 2021, a provision of $481,270 (March 31, 2021 - $1,871,555) has been recorded by the Corporation. During the current fiscal year, the Corporation increased the provision by $813,645 and made payments totaling $2,203,930 to the Former CEO in relation with this provision.

(b) In September 2020, Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively “PMGSL”) in accordance with the SugarLeaf Asset Purchase Agreement (“APA”) dated May 9, 2019 between Neptune, PMGSL, Peter M. Galloway and Neptune Holding USA, Inc. Separately, PMGSL submitted a claim and demand for arbitration against Neptune. The Neptune claims and PMGSL claims have been consolidated into a single arbitration and each are related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by PMGSL in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. PMGSL is claiming, among other things, breach of contract by Neptune and is seeking, among other things, payment of certain compensation contemplated by the APA. A merit hearing in the arbitration is expected to occur in April 2022. While Neptune believes there is no merit to the claims brought by PMGSL, a judgment in favor of PMGSL may have a material adverse effect on our business and Neptune intends to continue vigorously defending itself. Based on currently available information, a provision of $758,219 has been recognized for this case as at December 31, 2021 ($754,440 as at March 31, 2021).

(c)
As at December 31, 2021, the Corporation has various additional other provisions for legal obligations for an aggregate amount of $195,000 (March 31, 2021 – $195,000).
(d)
On November 15, 2021, the Corporation announced restructuring initiatives. These initiatives resulted in immediate reductions in personnel and a severance charge of $1,066,561 for the three-month period ended December 31, 2021. The provision is presented in trade and other payables.

10. Capital and other components of equity:

(a) Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

➢ Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

➢ Series A preferred shares, non-voting, non-participating, fixed, preferential, and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

All issued shares are fully paid.

(b) Share options exercised:

During the nine-month period ended December 31, 2021, Neptune issued no common shares of the Corporation upon exercise of stock options.

During the nine-month period ended December 31, 2020, Neptune issued 3,391,105 common shares of the Corporation upon exercise of stock options at a weighted average exercise price of $1.92 per common; in addition, 25,000 common neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020 shares were issued upon exercise of market performance options at a weighted average exercise price of $1.55 per common share, for a total cash consideration of $6,437,218.

(c) DSUs released:

During the nine-month period ended December 31, 2021, Neptune issued no common shares of the Corporation to former and current members of the Board of Directors.

During the nine-month period ended December 31, 2020, Neptune issued 13,641 common shares of the Corporation to a former member of the Board of Directors at a weighted average price of $4.58 per common share for past services.

(d) RSUs released:

During the nine-month period ended December 31, 2021, Neptune issued 1,788,301 common shares of the Corporation to the CEO as part of his employment agreement at a weighted average price of $5.80 per common share. Withholding taxes of $1,213,388 were paid by the Corporation pursuant to the issuance of these RSUs resulting in the Corporation not issuing an additional 949,668 RSUs.

During the nine-month period ended December 31, 2020, Neptune issued 430,848 common shares of the Corporation to the CEO as part of his employment agreement at a weighted average price of $5.80 per common share. Withholding taxes of $826,365 were paid by the Corporation pursuant to the issuance of these RSUs resulting in the Corporation not issuing an additional 269,154 RSUs.

(e) Restricted shares:

During the nine-month period ended December 31, 2021, Neptune issued no restricted common shares of the Corporation to employees.

During the nine-month period ended December 31, 2020, Neptune issued 29,733 common shares of the Corporation to employees at a weighted average price of $4.19 per common share for past services. Although issued as restricted shares under the equity incentive plan, there was no actual restriction nor restricted period on the shares, and they immediately converted into registered shares upon acceptance by the employees.

(f) Warrants:

Warrants of the Corporation classified as equity are composed of the following as at December 31, 2021 and March 31, 2021:

			December 31,			March 31,
			2021			2021
	Number	Number		Number	Number
	outstanding	vested	Amount	outstanding	vested	Amount

Warrants IFF (i)	2,000,000	2,000,000	$1,060,342	2,000,000	1,000,000	$1,089,243
Warrants AMI (ii)	4,175,000	4,175,000	22,857,868	4,175,000	4,175,000	22,857,868
	6,175,000	6,175,000	$23,918,210	6,175,000	5,175,000	$23,947,111
(i)
During the year ended March 31, 2020, Neptune granted 2,000,000 warrants (“Warrants IFF”) with an exercise price of US$12.00 expiring on November 7, 2024. The warrants, granted in exchange for services to be rendered by non-employees, vest in four equal biannual installments, starting on May 7, 2020. The warrants fully vested on November 7, 2021. As at December 31, 2021, the fair value of the services to be rendered has been estimated using the fair value of the warrants using the Black-Scholes option pricing model to be $1,060,342 (US$0.8 million) (2020 – $995,869 (US$0.7 million)) of which $34,673 and $28,901 were recognized, respectively, as an expense during the three and nine-month periods ended December 31, 2021 (2020 - $103,447 and $463,235) under the selling, general and administrative expenses. For the three-month period ended December 31, 2021, the Corporation used a risk-free rate of 1.70% (2020 – 1.70%), a volatility of 82% (2020 – 81%) and a remaining contractual life of 3.0 years in the model. Each quarter-end, the fair value of the non-vested warrants will be revaluated.
(ii)
During the year ended March 31, 2020, Neptune granted 4,175,000 warrants (“Warrants AMI”) with an exercise price of US$8.00 with 3,000,000 expiring on October 3, 2024 and 1,175,000 expiring on February 5, neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

2025. The warrants, granted in exchange for services to be rendered by non-employees, vest proportionally to the services rendered. The fair value of the warrants is based on the fair value of the services which are reliably measurable. The warrants fully vested in fiscal year ended March 31 ,2021 and as such no expense was recognized in relation to those instruments in the three and nine-month periods ended December 31, 2021. During the three and nine-month periods ended December 31, 2020, expenses of $1,591,534 and $4,648,373 respectively were recognized in selling, general and administrative expenses.

(g) At-The-Market Offering:

On March 11, 2020, Neptune entered into an Open Market Sale Agreement with Jefferies LLC pursuant to which the Corporation may from time to time sell, through at-the-market (ATM) offerings with Jefferies LLC acting as sales agent, such common shares as would have an aggregate offer price of up to $70,310,000 (US$50 million).

During the nine-month period ended December 31, 2020, the Corporation sold a total of 5,411,649 shares through the ATM program over the NASDAQ stock market, for gross proceeds of $19,045,446 and net proceeds of $18,210,042. The 3% commissions paid and other transaction costs amounted to $835,404. The shares were sold at the prevailing market prices which resulted in an average of approximately US$2.53 per share.

The ATM Offering was terminated as of February 16, 2021 and Neptune will make no further sales under the ATM Offering. As of that date, Neptune had sold 9,570,735 of its common shares under the ATM Offering, raising approximately $26,114,666 (US$18.6 million) in gross proceeds.

(h) Direct Offering:

On July 13, 2020, the Corporation issued 4,773,584 common shares at an offering price of US$2.65 per share for gross proceeds of $17,089,372 and net proceeds of $16,006,646. The transaction costs amounted to $1,082,726.

(i) Private placement:

During the nine-month period ended December 31, 2020, Neptune completed a private placement with certain US healthcare focused institutional investors for a private placement of 16,203,700 common shares and 10,532,401 warrants. Each warrant is exercisable for one common share at an exercise price of US$2.25. The gross proceeds of this offering were $45,997,000 (US$35 million) before deducting fees and other offering expenses.

Proceeds were allocated between common shares and warrants by applying a relative fair value approach, resulting in an initial warrant liability of $11,620,307 (note 7) and $34,376,693 recorded in the equity of the Corporation. Purchase warrants are recognized as liabilities, as the exercise price of the warrants is in USD, whereas the Corporation’s functional currency is the Canadian dollar. Total issue costs related to this private placement amounted to $2,606,371, of which $1,927,082 were recorded against share capital and the portion related to the warrants, in the amount of $679,289, was recorded under finance costs.

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

11. Non-controlling interest:

The summarized financial information of the Sprout Foods, Inc. subsidiary is provided below. This information is based on amounts before inter-company eliminations.

Summarized statement of loss:

	Three-month period ended	Nine-month period ended
	December 31, 2021	December 31, 2021
Revenue from contracts with customers	$8,552,675	$24,308,386
Cost of sales	(8,840,178)	(24,881,679)
Selling, general and administrative expenses	(3,391,520)	(8,989,601)
Finance costs	(1,483,245)	(2,320,724)
Loss before tax	(5,162,268)	(11,883,618)
Income tax	—	(14,860)
Net loss from continuing operations	(5,162,268)	(11,898,478)
Total comprehensive loss	(5,164,758)	(11,715,237)

Summarized statement of financial position:

	December 31, 2021	March 31, 2021
Current assets	$14,766,339	$14,243,058
Non-current assets	63,590,124	64,839,010
Current liabilities	5,385,544	7,695,092
Non-current liabilities	28,398,607	15,114,423
Total equity	44,572,312	56,272,553

Summarized cash flow information:

	Three-month period ended	Nine-month period ended
	December 31, 2021	December 31, 2021
Cash flow from operating activities	$(706,887)	$(10,751,141)
Cash flow from investment activities	(69,372)	(70,922)
Cash flow from financing activities(1)	1,115,652	11,034,407
Foreign exchange loss on cash and cash equivalents held in foreign currencies	(163,355)	(137,594)
Net increase in cash and cash equivalents	$176,038	$74,750
(1) Cash flow from financing activities is provided through intercompany advances.

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

12. Share-based payments:

Under the Corporation’s share-based payments, a total stock-based compensation of $1,214,290 and $7,769,106 respectively was recognized in the consolidated statement of loss and comprehensive loss for the three and nine-month periods ended December 31, 2021 (2020 - $3,576,872 and $9,728,839).

As at December 31, 2021, the Corporation had the following share-based payment arrangements:

(a) Corporation stock option plan:

(i) Stock option plan:

The number and weighted average exercise prices of stock options are as follows:

		2021		2020
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1st, 2021 and 2020	$2.49	4,242,213	$2.50	8,042,427
Granted	1.07	7,704,367	2.17	2,024,341
Exercised (note 10 (b))	—	—	1.92	(3,366,105)
Forfeited	1.35	(3,038,503)	4.80	(836,062)
Expired	3.22	(250,000)	—	—
Options outstanding at December 31, 2021 and 2020	$1.61	8,658,077	$2.39	5,864,601

Options exercisable at December 31, 2021 and 2020	$2.02	3,443,540	$2.32	3,563,411

				2021

	Options outstanding		Exercisable options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$0.69 - $1.23	4.59	4,971,104	1,000,000	0.92
$1.24 - $1.85	1.58	68,272	68,272	1.51
$1.86 - $2.05	5.42	2,945,261	1,892,205	1.99
$2.06 - $2.36	0.95	75,000	75,000	2.13
$2.37 - $4.48	3.22	258,040	111,013	3.69
$4.49 - $6.65	5.27	340,400	297,050	5.32
		8,658,077	3,443,540

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the nine-month period ended December 31, 2021:

	As at	As at
	December 31, 2021	December 31, 2020

Exercise price and share price ($)	$1.08	$2.14
Dividend yield	‒	‒
Risk-free interest	66.00%	0.46%
Estimated life (years)	4.22	3.74
Expected volatility	83.98%	98.65%

The weighted average fair value of the options granted to employees during the nine-month period ended December 31, 2021 was $1.07 (2020 - $2.04).

Stock-based compensation recognized under this plan amounted to $130,824 and $1,955,230 respectively for the three and nine-month periods ended December 31, 2021 (2020 - $500,581 and $1,099,735).

(ii) Non-market performance options:

On July 8, 2019, the Corporation granted 3,500,000 non-market performance options under the Corporation stock option plan at an exercise price of US$4.43 ($5.90) per share to the CEO, expiring on July 8, 2029. These options vest after the attainment of non-market performance conditions within the following ten years. These non-market performance options required the approval of amendments to the stock option plan and therefore the fair value of these options was revalued up to the date of approval of the amendments (grant date). None of these non-market performance options have vested as at December 31, 2021. These options were not exercisable as at December 31, 2021 and 2020.

During the nine-month period ended December 31, 2021, there were no changes in estimated probability of achievement of the non-market performance conditions or the expected number of years to achieve the performance conditions from March 31, 2021. Stock-based compensation recognized under this plan amounted to $125,818 and $376,086 respectively for the three and nine-month periods ended December 31, 2021 (2020 – $284,933 and $927,269).

(iii) Market performance options:

On July 8, 2019, the Corporation granted 5,500,000 market performance options under the Corporation stock option plan at an exercise price of US$4.43 per share to the CEO, expiring on July 8, 2029. These options vest after the attainment of market performance conditions within the following ten years. Some of these market performance options required the approval of amendments to the stock option plan and therefore the fair value of these options was revaluated up to the date of approval of the amendments (grant date).

The number and weighted average exercise prices of market performance options are as follows:

		2021		2020
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2020 and 2019	$5.88	5,500,000	$5.86	5,525,000
Exercised (note 10 (b))	—	—	1.55	(25,000)
Options outstanding at December 31, 2021 and 2020	$5.88	5,500,000	$5.88	5,500,000

Options exercisable at December 31, 2021 and 2020	$5.80	750,000	$5.80	750,000

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

Stock-based compensation recognized under this plan amounted to $778,932 and $2,328,329 respectively for the three and nine-month periods ended December 31, 2021 (2020 - $778,931 and $2,328,329). Unrecognized compensation cost at December 31, 2021 is $15,935,724 (2020 - $19,026,051).

(b) Deferred Share Units and Restricted Share Units:

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

(i)
Deferred Share Units (‘’DSUs’’)

The number and weighted average share prices of DSUs are as follows:

		2021		2020
	Weighted		Weighted
	average		average
	share	Number of	share	Number of
	price	DSUs	price	DSUs

DSUs outstanding at April 1, 2021 and 2020	$2.38	41,960	$2.60	48,313
Granted	0.69	108,696	2.38	41,960
Released through the issuance of common shares (note 10 (c))	—	—	4.58	(13,641)
DSUs outstanding at December 31, 2021 and 2020	$1.16	150,656	$2.13	76,632

DSUs exercisable at December 31, 2021 and 2020	$1.72	69,134	$1.65	45,876

Of the 150,656 DSUs outstanding as at December 31, 2021 (2020 – 76,632), 40,844 DSUs vested upon services to be rendered during a period of twelve months from date of grant (2020 – 17,800), no DSUs vested upon achievement of performance conditions (2020 – nil ), no DSUs vested after the completion of service to be rendered (2020 – nil ) and no vested DSUs were granted for past services (2020 – 28,076). The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

Stock-based compensation recognized under this plan amounted to $29,924 and $36,526 respectively for the three and nine-month periods ended December 31, 2021 (2020 – $27,198 and $83,843).

(ii)
Restricted Share Units (‘’RSUs’’)

During the year ended March 31, 2020, as part of the employment agreement of the CEO, the Corporation granted RSUs which vest over three years in 36 equal instalments. During the year ended March 31, 2021, Neptune granted additional RSUs to the CEO and to executives of the Corporation, which vest over periods ranging from 6 months to 3 years. The fair value of the RSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted during the nine-month period ended December 31, 2021 was $0.68 per unit (2020 - $2.19)

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

		2021		2020
	Weighted		Weighted
	average		average
	share	Number of	share	Number of
	price	RSUs	price	RSUs

RSUs outstanding at April 1st, 2021 and 2020	$3.46	3,354,631	$5.80	2,099,998
Granted	0.68	411,255	2.19	2,187,969
Forfeited	3.73	(100,000)	—	—
Released through the issuance of common shares (note 10 (d))	2.93	(1,788,301)	5.80	(430,848)
Withheld as payment of withholding taxes (note 10 (d))	2.93	(949,668)	5.80	(269,154)
RSUs outstanding at December 31, 2021 and 2020	$3.32	927,917	$3.60	3,587,965

Stock-based compensation recognized under this plan amounted to $148,792 and $3,072,935 respectively for the three and nine-month periods ended December 31, 2021 (2020 - $2,001,101 and $5,158,420). Unrecognized compensation cost at December 31, 2021 is $634,023 (2020 - $4,881,982).

13. Financial instruments:

The Corporation uses various methods to estimate the fair value recognized in the consolidated financial statements. The fair value, hierarchy reflects the significance of inputs used in determining the fair values:

Level 1 ‒ Fair value based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 ‒ Fair value based on inputs other than the quoted prices used in Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 ‒ Fair value based on valuation techniques which includes inputs related to the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets and liabilities measured at fair value on a recurring basis are the investment in Acasti Pharma Inc. (“Acasti”), the call option granted to Neptune by Sprout’s non-controlling interests owners of equity (the “Call Option”), and the liability related to warrants.

As at December 31, 2021, the Corporation has no common shares of Acasti (31,250 as at March 31, 2021, considering the 8 to 1 reverse stock split). The investment was measured using Acasti’s stock market price, a level 1 input. The fair value of the investment in Acasti was $190,000 or $6.08 per share as at March 31, 2021,.

During the year ended March 31, 2021, 750,000 Acasti pre-consolidation shares were sold on the market for net proceeds of $532,277. During the three and nine-month periods ended December 31, 2021, the remaining 31,250 shares, were sold on the market for net proceeds of $(55,610).

The net change in fair value of the investment including any gain or loss on the sale of the shares amounted to a $78,125 loss and a $190,000 loss, respectively, for the three and nine-month periods ended December 31, 2021 (2020 - $247,974 gain and $12,026 loss respectively) and were recognized in other comprehensive loss.

As at the close of the acquisition of Sprout, 2021, the fair value of the asset related to the Call Option was determined to be $7,010,668 (US$5.5 million), representing the excess of the market price over the contract value of the Call Option, discounted at a rate of 8.9% and assuming the exercise of the Call Option to acquire the remaining interest in Sprout would take place on January 1, 2023. To establish the market price, the multiples selected were 2.3x for revenues and 12.0x for EBITDA, based on analysis of average and median industry multiples, and were adjusted for a 20% discount; the multiples to be used as per the contract are 3.0x for revenues and 15.0x for EBITDA, weighted at 50%. There has been no change in the multiples used since the date of acquisition. The measurement is based on level 3 inputs.

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

As at December 31, 2021, the fair value of this asset was remeasured to $6,877,063 or US$5.4 million (March 31, 2021- $7,043,114 or US$5.6 million), generating a loss on remeasurement of $(187,882) included in revaluation of derivatives and a foreign exchange gain of $26,960 for the nine-month period ended December 31, 2021 (respectively nil and nil for the same period the previous year). For the three-month period ended December 31, 2021, a loss on remeasurement of $(476,103) and a foreign exchange loss of $(48,527) were recognized (respectively nil and nil for the same period the previous year).

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair values given the short-term nature of these instruments. The carrying value of the short-term investment also approximates its fair value given the short-term maturity of the reinvested funds. For variable rate loans and borrowings, the fair value is considered to approximate the carrying amount.

The fair value of the fixed rate loans and borrowings and long-term payable is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these instruments approximates the carrying amounts and was measured using level 3 inputs.

The warrants were recorded at their relative fair value using a Black-Scholes pricing model. Warrants are revalued each period-end at fair value through profit and loss using level 3 inputs (note 7).

14. Commitments and contingencies:

(a) Commitments:

(i) On November 2, 2017, Neptune entered into an exclusive commercial agreement for a specialty ingredient in combination with cannabinoids coming from cannabis or hemp for a period of 11 years with minimum annual volumes of sales starting in 2019. On January 31, 2020, Neptune entered into other commercial agreements for the same specialty ingredient in combination with fish oil products for a period of 8 years in replacement of a previous terminated agreement. According to these agreements signed with the same third-party’s beneficial owner, Neptune will pay royalties on sales. To maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreements for which minimum volumes are being reached. The corresponding total remaining amount of minimum royalties is $4,850,000.

(ii) On December 21, 2018, Neptune entered into a 5-year IP licensing and capsule agreement with Lonza pursuant to which royalties based on net sales of capsules will be payable to Lonza. During the fourth quarter of fiscal year 2021, Lonza and Neptune entered into an amendment to the agreement, with an effective date of August 1, 2020, which removed all minimum volume requirements, extended the term of the agreement to July 31, 2025 and waived certain penalties that would have been payable to Lonza.

(iii) As of December 31, 2021, Neptune has purchase commitments in the approximate amount of $1,209,401 related to projects that are capital in nature.

(iv) During the year ended March 31, 2019, the Corporation entered into a contract for security of its cannabis manufacturing facility. This contract results in an annual expense of approximately $172,000 for 5 years. The Corporation has also entered into various other contracts and the remaining commitment related to those contracts amounts to $1,145,916 as of December 31, 2021.

(v) On April 14, 2020, the Corporation signed a two-year agreement with The Jane Goodall Institute (“JGI”) in which Neptune agreed to donate 5% of the net sales of products branded as Forest Remedies with the JGI identification to support continued research, conservation and education efforts. In the three and nine-month periods ended December 31, 2021 and 2020, the donations on sales were negligeable.

(vii) On March 21, 2019, the Corporation received a judgment from the Court regarding certain previously disclosed claims made by a corporation controlled by a Former CEO against the Corporation in respect of certain royalty payments alleged to be owed and owing to a Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and a Former CEO (the “Agreement”). The Court declared that under the terms of the agreement, the Corporation is required to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. Based on currently available information, a provision of $481,270 has been recognized (refer to note 9) for this claim as of December 31, 2021 ($1,871,555 as at March 31, 2021).

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

(viii) On May 28, 2021, Sprout entered into a license agreement with Moonbug Entertainment Limited (“Moonbug”), pursuant to which it would license certain intellectual property, relating to characters from the children’s entertainment property CoComelon, for use on certain Sprout products through December 31, 2023 in exchange for a royalty on net sales. Sprout is required to make minimum guaranteed annual payments to Moonbug of $252,740 (US$200,000) over the term of the agreement. The agreement may be extended for an additional three years in exchange for an additional minimum guaranteed annual payment to Moonbug of $252,740 (US$200,000) over the extended term of the agreement. Royalties payable under the agreement are set off against minimum guaranteed payments made.

(b) Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are ongoing are as follows:

(i) In September 2020, Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively “PMGSL”) in accordance with the Asset Purchase Agreement (“APA”) dated May 9, 2019 between Neptune and PMGSL, Peter M. Galloway and Neptune Holding USA, Inc.. Separately, PMGSL submitted a claim and demand for arbitration against Neptune. The Neptune claims and PMGSL claims have been consolidated into a single arbitration and each are related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by PMGSL in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. PMGSL is claiming, among other things, breach of contract by Neptune and is seeking, among other things, payment of certain compensation contemplated by the APA. A merit hearing in the arbitration is expected to occur in April 2022. While Neptune believes there is no merit to the claims brought by PMGSL, a judgment in favor of PMGSL may have a material adverse effect on our business and Neptune intends to continue vigorously defending itself. Based on currently available information, a provision of $758,219 has been recognized for this case as at December 31, 2021 ($754,440 as at March 31, 2021).

(ii) On February 4, 2021, the United States House of Representatives Subcommittee on Economic and Consumer Policy, Committee on Oversight and Reform (the “Subcommittee”), published a report, “Baby Foods Are Tainted with Dangerous Levels of Arsenic, Lead, Cadmium, and Mercury” (the “Report”), which stated that, with respect to Sprout, “Independent testing of Sprout Organic Foods” has confirmed that their baby foods contain concerning levels of toxic heavy metals.” The Report further stated that after receiving reports alleging high levels of toxic metals in baby foods, the Subcommittee requested information from Sprout but did not receive a response.

On February 11, 2021, following the acquisition of a 50.1% stake in Sprout by Neptune, the Subcommittee contacted Sprout, reiterating its requests for documents and information about toxic heavy metals in Sprout’s baby foods. Sprout provided an initial response to the Subcommittee on February 25, 2021 and is cooperating with the Subcommittee requests.

Further, on February 24, 2021, the Office of the Attorney General of the State of New Mexico (“NMAG”) delivered to Sprout a civil investigative demand requesting similar documents and information with regards to the Report and the NMAG’s investigation into possible violations of the False Advertising Act of New Mexico. Sprout is responding to the requests of the NMAG.

Since February 2021, several putative consumer class action lawsuits have been brought against Sprout alleging that its products (the “Products”) contain unsafe and undisclosed levels of various naturally-occurring heavy metals, namely lead, arsenic, cadmium and mercury. There are currently 2 active putative class action lawsuits, which generally allege that Sprout violated various state consumer protection laws and make other state and common law warranty and unjust enrichment claims related to the alleged failure to disclose the presence of these metals and that consumers would have allegedly either not purchased the Products or would have paid less for them had Sprout made adequate disclosures. These putative class actions seek to certify a nationwide class of consumers as well as various state subclasses. These kinds of actions have also been separately filed against all of the major baby food manufacturers in federal courts across the country. The U.S. Judicial Panel on Multidistrict Litigation (“JPML”) declined a request to centralize all of the consumer class action lawsuits against all of the baby food manufacturers into a single multidistrict proceeding. Two of the class actions against Sprout are now pending in the U.S. District Court for the District of New Jersey, and Plaintiffs’ counsel has indicated they will move to consolidate the two cases into a single proceeding. Sprout denies the allegations in these lawsuits and contends that its baby foods are safe and properly labeled.

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

In addition to the consumer class actions discussed above, Sprout is currently named in one lawsuit filed on June 16, 2021 in California state court alleging some form of personal injury from the ingestion of Sprout’s Products, purportedly due to unsafe and undisclosed levels of various naturally occurring heavy metals. This lawsuit generally alleges injuries related to neurological development disorders such as autism spectrum disorder and attention deficit hyperactivity disorder. Sprout denies that its Products contributed to any of these injuries and will defend the cases vigorously. In addition, the Office of the Attorney General for the District of Columbia (“OAG”) recently sent a letter to Sprout, similar to letters sent to other baby food manufacturers, alleging potential labeling and marketing misrepresentations and omissions regarding the health and safety of its baby food products, constituting an unlawful trade practice. Sprout has agreed to meet with the OAG and will vigorously defend against the allegations. No provision has been recorded in the financial statements for this matter. This matter may have a material adverse effect on our business, financial condition, or results of operations.

(iii) On March 16, 2021, a purported shareholder class action was filed in United States District Court for the Eastern District of New York against the Company and certain of its current and former officers alleging violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934 with respect to the Company’s acquisition of SugarLeaf Labs, Inc. The Corporation believes these claims are without merit and intends to vigorously defend itself. No provision has been recorded in the financial statements for this matter.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

15. Operating segments:

As of April 1, 2020, the Corporation revised its management structure and performance is now measured based on a single segment, which is the consolidated level, as this is the only level of information that is being reviewed by the Corporation’s Chief Operating Decision Maker.

(a)
Revenues:

The Corporation derives revenue from the sales of goods which are recognized at a point in time and the processing services which are recognized over time as follows:

	Three-month periods ended		Nine-month periods ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
		(Restated)		(Restated)
Recognized at a point in time
Nutraceutical products	$4,945,189	$3,204,672	$13,953,992	$12,316,422
Cannabis and hemp products	4,404,855	—	7,070,403	—
Food and beverages products	8,722,563	—	24,496,213	—
Innovation products	(64)	77,572	85,603	15,341,532

Recognized over time
Processing services	—	(513,608)	—	11,113,759
	$18,072,543	$2,768,636	$45,606,211	$38,771,713

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

(b)
Geographical information:

Revenue is attributed to geographical locations based on the origin of customers’ location.

	Three-month periods ended		Nine-month periods ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
		(Restated)		(Restated)
Canada	$9,439,303	$1,795,189	$20,906,343	$16,837,020
United States	8,658,650	1,002,026	24,776,392	21,987,509
Other countries	347,923	523,096	876,242	1,217,742
	$18,445,876	$3,320,311	$46,558,977	$40,042,271

The Corporation’s property plant and equipment, intangible assets and goodwill are attributed to geographical locations based on the location of the assets.

	December 31, 2021	March 31, 2021
Canada	$42,185,560	$44,776,974
United States	509,144	2,136,714
Total property, plant and equipment	$42,694,704	$46,913,688

	December 31, 2021	March 31, 2021
Canada	$3,571,537	$4,764,744
United States	26,802,833	27,842,225
Total intangible assets	$30,374,370	$32,606,969

	December 31, 2021	March 31, 2021
Canada	$3,283,626	$3,283,626
United States	28,828,597	28,690,900
Total goodwill	$32,112,223	$31,974,526

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

16. Related parties:

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 5.83% of the voting shares of the Corporation as at December 31, 2021 (5% as at March 31, 2021).

Related party transactions and balances not disclosed elsewhere in these statements are as follows:

On November 11, 2019, Neptune announced that it entered into a collaboration agreement with International Flavors & Fragrances Inc. (“IFF”) to co-develop hemp-derived products for the mass retail and health and wellness markets. App Connect Service, Inc. (“App Connect”), a company indirectly controlled by Michael Cammarata, CEO and Director of Neptune, is also a party to the agreement to provide related branding strategies and promotional activities.

Neptune will be responsible for the marketing and sale of the products. Neptune will receive amounts from product sales and in turn will pay a royalty to each of IFF and App Connect associated with the sales of co-developed products. The payment of royalties to App Connect, subject to certain conditions, has been approved by the TSX.

On November 14, 2021, the Company and its CEO entered into an agreement pursuant to which the CEO’s existing employment agreement was amended to waive the Company’s obligation to procure directors and officers insurance coverage of up to $15 million for the period covering July 1, 2021 to July 31, 2022. The parties agreed that if the Company had successfully completed a strategic partnership prior to December 31, 2021, the CEO would have been entitled to approximately $8.8 million (US$6.9 million) in cash and would have been granted fully vested options to purchase 8.5 million shares of the Company’s common stock. As the strategic partnership was not consummated by December 31, 2021, the CEO will be entitled to a grant of vested RSUs with a value of approximately $8.7 million (US$6.9 million) (or if the Company is unable to grant such RSUs, then a combination of cash and vested RSUs with equivalent value). The Corporation has accrued in trade and other payable the liability to the CEO of $8,699,757 (US$6,884,353) as at December 31, 2021. The related charge for the three-month and nine-month period is $6.7 million and $8.8 million, respectively, is included in selling general and administrative expenses.

During the three and nine-month periods ended December 31, 2021, the Corporation recorded a negligeable amount of royalty expense pursuant to the co-development contract and no royalties were paid to date.

17. Restatement of comparative period figures

At the end of the previous fiscal year, the Company restated its results as at and for the three-month and six-month periods ended September 30, 2020 and as at and for three-month and nine-month periods December 31, 2020 with respect to recognition of revenue relating to two transactions, for which revenues were recognized during the three-month period ended September 30, 2020, that did not meet the conditions for recognition of revenue pursuant to the guidance of IFRS 15, specifically related to transfer of control of goods. Accordingly, the cost of sales, trade receivables and inventories were adjusted. The related inventories were written down during the third and fourth quarters of fiscal year 2021, resulting in a restatement for the three-month and nine-month periods ended December 31, 2020. The condensed consolidated interim financial statements for the periods ended September 30, 2020 and December 31, 2020 were not adjusted and refiled at the time of discovery of the error, rather the comparatives are being corrected now with the filing of the interim financial statements for the periods ended September 30, 2021 and December 31, 2020.

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

The impacts of these restatements are as follow:

	Previously reported	Effect of restatement	Amended

Condensed consolidated interim statement of loss and comprehensive loss for the three-month period ended September 30, 2020
Revenue from sales and services	$28,308,364	$(3,211,560)	$25,096,804
Cost of sales	(33,238,654)	3,090,888	(30,147,766)
Gross profit (loss)	(4,552,171)	(120,672)	(4,672,843)
Net loss	(21,840,121)	(120,672)	(21,960,793)
Total comprehensive loss	(23,265,276)	(120,672)	(23,385,948)
Basic and diluted loss per share	$(0.20)	$(0.00)	$(0.20)

Condensed consolidated interim statement of loss and comprehensive loss for the six-month period ended September 30, 2020
Revenue from sales and services	$39,214,637	$(3,211,560)	$36,003,077
Cost of sales	(41,229,266)	3,090,888	(38,138,378)
Gross profit (loss)	(1,295,746)	(120,672)	(1,416,418)
Net loss	(33,267,532)	(120,672)	(33,388,204)
Total comprehensive loss	(36,134,165)	(120,672)	(36,254,837)
Basic and diluted loss per share	$(0.31)	$(0.00)	$(0.31)

Condensed consolidated interim statement of financial position as at September 30, 2020
Trade and other receivables	$22,400,059	$(3,211,560)	$19,188,499
Inventory	21,609,305	3,090,888	24,700,193
Deficit	(196,802,158)	(120,672)	(196,922,830)

	Previously reported	Effect of restatements	Amended

Condensed consolidated interim statement of loss and comprehensive loss for the three-month period ended December 31, 2020
Revenue from sales and services	$2,768,636	$—	$2,768,636
Cost of sales	(12,227,982)	(1,078,494)	(13,306,476)
Gross profit (loss)	(8,907,671)	(1,078,494)	(9,986,165)
Net loss	(73,798,619)	(1,078,494)	(74,877,113)
Total comprehensive loss	(75,323,898)	(1,078,494)	(76,402,392)
Basic and diluted loss per share	$(0.58)	$(0.01)	$(0.59)

Condensed consolidated interim statement of loss and comprehensive loss for the nine-month period ended December 31, 2020
Revenue from sales and services	$41,983,273	$(3,211,560)	$38,771,713
Cost of sales	(53,457,248)	2,012,394	(51,444,854)
Gross profit (loss)	(10,203,417)	(1,199,166)	(11,402,583)
Net loss	(107,066,151)	(1,199,166)	(108,265,317)
Total comprehensive loss	(111,458,063)	(1,199,166)	(112,657,229)
Basic and diluted loss per share	$(0.95)	$(0.01)	$(0.96)

Condensed consolidated interim statement of financial position as at December 31, 2020
Trade and other receivables	$19,145,001	$(3,211,560)	$15,933,441
Inventory	19,407,453	2,012,394	21,419,847
Deficit	(270,600,777)	(1,199,166)	(271,799,943)

neptune wellness solutions inc.

Notes to Condensed Consolidated Interim Statements

(Unaudited)

For the three and nine-month periods ended December 31, 2021 and 2020

These restatements did not impact the Corporation’s cash and cash equivalent amounts and reported amounts of operating, investing and financing activities within the consolidated interim statements of cash flows for three-month and six-month periods ended September 30, 2020 and the three-month and nine-month periods ended December 31, 2020.

During the second quarter of fiscal year 2021, the Corporation restated its results for the three-month period ended June 30, 2020, as it concluded that it did not meet the conditions for recognition of revenue as a principal for a significant transaction completed during the three-month period ended June 30, 2020, pursuant to the guidance of IFRS 15, Revenue Recognition. The interim financial statements for the periods ended June 30, 2020 were not adjusted and refiled at the time of discovery of the error, rather the comparatives were corrected with the filing of the interim financial statements for the periods ended June 30, 2021. There was no impact on the net loss in the condensed consolidated interim statement of loss and comprehensive loss resulting from this restatement.

The impact of this restatement was as follow:

	Previously Reported	Effect of Restatement	Amended

Condensed consolidated interim statement of loss and comprehensive loss for the three-month period ended June 30, 2020
Revenue from sales and services	$21,022,488	$(10,116,215)	$10,906,273
Cost of sales	(18,106,827)	10,116,215	(7,990,612)

This restatement did not impact the Corporation’s cash and cash equivalent amounts and reported amounts of operating, investing and financing activities within the consolidated interim statements of cash flows for three-month period ended June 30, 2020 neither the statement of financial position as at June 30, 2020.